Exhibit 99.1

Zai Lab Limited to Announce Full Year 2017 Financial Results

SHANGHAI, China. April 24, 2018: Zai Lab Limited (NASDAQ: ZLAB), a Shanghai-based innovative biopharmaceutical company, today announced that it will host a conference call and webcast on Wednesday, May 2nd, 2018 at 8:30am ET to discuss financial results for the full year ended December 31, 2017. On the call, Zai Lab’s senior management team will also provide the latest status update on the Company’s various development programs.

Investor Conference Call Details

Date: Wednesday, May 2nd, 2018

Time: 8:30am ET

Dial-In Details: 1-866-394-4355 (US); 1-314-888-4344 (International); 4006828609 (China)

Conference ID: 5836799

A live webcast and replay will be available on the Zai Lab investor website: http://ir.zailaboratory.com.    Please note, on Monday, April 30th, 2018 Zai Lab intends to file its Form 20-F for the Year Ended December 31, 2017.

About Zai Lab

Zai Lab (NASDAQ: ZLAB) is a Shanghai-based innovative biopharmaceutical company focused on bringing transformative medicines for cancer, autoimmune and infectious diseases to patients in China and around the world. The company’s experienced team has secured partnerships with leading global biopharma companies, generating a broad pipeline of innovative drug candidates targeting the fast growing segments of China’s pharmaceutical market and global unmet medical needs. Zai Lab’s vision is to become a fully integrated biopharmaceutical company, discovering, developing, manufacturing and commercializing its partners’ and its own products in order to impact human health worldwide.

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Contact:

Zai Lab

Billy Cho

+86 137 6151 2501

billy.cho@zailaboratory.com

Solebury Trout

John Graziano

+1 646 378 2942

jgraziano@troutgroup.com